Supplementary Data
A special meeting of shareholders of Touchstone Balanced Fund was held on February 21, 2000 to vote on a proposal to approve a sub-advisory agreement between Touchstone Advisors, Inc. and OpCap Advisors, Inc. The results of the vote taken on the proposal are shown below.

995,803 shares of the Touchstone Balanced Fund, representing 53.34% of the outstanding shares of the Fund, were present by proxy.

Sub-Advisory Agreement with OpCap Advisors, Inc.

                          # of Share Voted                  % of Shares Voted
Affirmative                     932,401                              93.63%
Against                           9,960                               1.00%
Abstain                          53,442                               5.37%
                  TOTAL         995,803                             100.00%